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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PetMed Express, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

716382 10 6

(Cusip Number)

February 15, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 716382 10 6			Page 1 of 8

1.	Name of Reporting Person: International Consultants, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 545,790

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 545,790

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 545,790

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.8%

12.	Type of Reporting Person: OO

2

13G/A
CUSIP No. 716382 10 6			Page 2 of 8

1.	Name of Reporting Person: Roy Azim		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Kirgizsgan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 545,790

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 545,790

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 545,790

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.8%

12.	Type of Reporting Person: IN

3

Item 1(a).	Name of Issuer:

PetMed Express, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1441	SW 29th Avenue, Pompano Beach, FL 33069

Item 2(a).	Name of Person Filing:

                             International Consultants, LLC is the record owner of 545,790 shares of Common Stock of PetMed Express, Inc. Roy Azim is a beneficial owner as the result of his ownership of the controlling interest in International Consultants, LLC.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

801	Brickell Avenue, 9th Floor, Miami, FL 33131

Item 2(c).	Citizenship:

                             International Consultants, LLC is New York limited liability company. Roy Azim is a citizen of Kirgizsgan and a resident of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value per share

Item 2(e).	CUSIP Number: 716382 10 6.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

                             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

545,790(1)

(b)	Percent of class: 2.8%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: -0-,

(ii) Shared power to vote or to direct the vote: 545,790,

(iii) Sole power to dispose or to direct the disposition of: -0-,

(iv) Shared power to dispose or to direct the disposition of: 545,790

Item 5.	Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☑.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.

(1)	International Consultants, LLC is the record owner of 545,790 shares of Common Stock, and Roy Azim is the owner of 90% of the membership interests of International Consultants, LLC. Therefore each is deemed to share the power to vote and to dispose or to direct the disposition of 545,790 shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

                     International Consultants, LLC is a New York limited liability company and Roy Azim, a citizen of Kirgizsgan and resident of the United States, owns 90% of the membership interests in International Consultants, LLC. Therefore, International Consultants, LLC and Roy Azim are filing this Schedule 13G as a group under Regulation Section 240.13(d)-1(c).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004 (Date)

/s/ Sana Miroshnikov

(Signature)

International Consultants, LLC by: Sana Miroshnikov, Vice President

(Name/Title)

February 11, 2004 (Date)

/s/ Roy Azim

(Signature)

Roy Azim

(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

      The following persons are the members of the group making this joint filing, and are identified and classified as follows:

Name	Classification

International Consultants, LLC	New York limited liability company

Roy Azim	Individual, controlling person of International Consultants, LLC and citizen of Kirgizsgan

Exhibit B

      Each of the undersigned consents to this joint filing on Schedule 13G:

February 11, 2002 (Date)

/s/ Sana Miroshnikov

(Signature)

International Consultants, LLC by: Sana Miroshnikov, Vice President

(Name/Title)

February 11, 2002 (Date)

/s/ Roy Azim

(Signature)

Roy Azim

(Name/Title)